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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 3)/*/


                                 ALPHARMA INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                Class A Common Stock, par value $.20 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  001629 10 4
--------------------------------------------------------------------------------
                                (CUSIP Number)


                               Einar W. Sissener
                               c/o Alpharma Inc.
                              One Executive Drive
                          Fort Lee, New Jersey 07024
--------------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                March 30, 1998
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filled with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.   001629 10 4                                          PAGE 2 OF PAGES


1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

        A. L. Industrier AS
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2       Check the Appropriate Box if a Member of a Group                (a)  [_]
                                                                        (b)  [_]

--------------------------------------------------------------------------------
3       SEC Use Only


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4       Source of Funds/*/

        00, BK
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5       Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                                       [_]

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6       Citizenship or Place of Organization

        Norway
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                    7       Sole Voting Power
NUMBER OF
                            9,500,000
SHARES              ------------------------------------------------------------
                    8       Shared Voting Power
BENEFICIALLY
                            -0-
OWNED BY            ------------------------------------------------------------
                    9       Sole Dispositive Power
EACH
                            9,500,000
REPORTING PERSON    ------------------------------------------------------------
                    10      Shared Dispositive Power
WITH
                            -0-
--------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned by Each Reporting Person

        9,500,000
--------------------------------------------------------------------------------
12      Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares/*/                                                    [_]

--------------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)

        37.5%
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14      Type of Reporting Person/*/

        CO
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                    /*/SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                  Amendment No. 3 to Statement on Schedule 13D
                  --------------------------------------------

       Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby files this Amendment No. 3 to its Schedule 13D Statement dated February 19, 1997 (as amended from time to time, the "Schedule 13D") relating to the Class A Common Stock, par value $.20 per share (the "Common Stock") of Alpharma Inc. (the "Issuer") to amend the items and schedules set forth herein and to file certain exhibits. No amendment is made to the items or schedules not set forth below.

ITEM 2.     IDENTITY AND BACKGROUND.
            -----------------------

  (a) The Schedule 13D is the statement of A. L. Industrier AS ("Industrier") with respect to shares of Common Stock of the Issuer which are issuable upon conversion on a share for share basis of shares of Class B Common Stock , par value $.20 per share (the "Class B Stock") of the issuer. Until its name change in 1994, Industrier's corporate name was Apothekernes Laboratorium A.S.

  Certain information required by Item 2 concerning directors and executive officers of Industrier is set forth on Schedule A to Amendment No. 2 to the
Schedule 13D, which Schedule A is incorporated herein by reference.

  Mr. Einar W. Sissener ("Sissener") is Chairman of the Board of Industrier and, together with a family controlled private holding company and certain relatives, beneficially owns approximately 51% of Industrier's outstanding shares entitled to vote and, accordingly, may be deemed a controlling person of Industrier.

  (b) The address of the principal business office of Industrier and Sissener is Harbitzalleen 3, 0275 Oslo, Norway.

  (c) Industrier is a holding company which owns, in addition to its interest in Issuer's shares, controlling and non-controlling interests in corporations engaged, primarily in Norway and other European countries, in the food industry, the medical diagnostic industry and other industries and owns certain real estate interests in Norway.

  (d) During the past five years, neither Industrier or to the knowledge of Industrier any of the executive officers or directors of Industrier, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

  (e) During the past five years, neither Industrier, nor to the knowledge of Industrier any of the executive officers or directors of Industrier, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  (f) Industrier is a corporation organized and existing under the laws of Norway and, to its knowledge, each of its executive officers and directors is a citizen of Norway.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
            -------------------------------------------------

  On March 30, 1998 Industrier acquired $67,850,000 of 5 3/4 % convertible (Class B) subordinated B notes of the Issuer (the "B Notes") at par using funds which were borrowed from Den norske Bank (the "Bank"). The borrowing was made pursuant to a loan agreement dated March 25, 1998 (the "1998 Loan Agreement") which is filed as Exhibit I to this amendment. Reference is made to such Exhibit for the terms of such loan which are hereby incorporated by reference. The borrowings under the 1998 Loan Agreement are secured by a pledge of 4,740,500 shares of Class B Stock and $33,857,150 principal amount of B Notes pursuant to the terms of a Share Pledge Agreement dated March 30, 1998 and a Note Pledge Agreement dated March 30, 1998 (collectively, the "Pledge Agreements") which are filed as Exhibits II and III, respectively to this amendment. Reference is hereby made to Item 6 of this amendment. The Pledge Agreements replace and supersede the Securities Pledge Agreement dated June 27, 1997 filed as Exhibit II to Amendment No. 2 to the Schedule 13D, and the pledge of the Class B Stock pursuant to the Pledge Agreement includes 2,000,000 shares of Class B Stock previously pledged pursuant to such Securities Pledge Agreement dated June 27, 1997.

ITEM 4.     PURPOSE OF TRANSACTION
            ----------------------

  The purposes of the purchase of the B Notes by Industrier are to increase Industrier's investment in Issuer and to provide Issuer with additional borrowing capacity and capital to carry out its corporate purposes, including seeking the acquisition of other businesses. The acquisition of additional shares of Class B Stock will not affect Industrier's position as a controlling person of issuer.

  Subject to such actions as may be taken by the Issuer's Board of Directors in the normal course of carrying out its responsibilities (including pursuing a corporate strategy which includes seeking the acquisition of other businesses), Industrier has no present plan or proposal which relates to or would result in the acquisition or disposition by any person of securities of Issuer, any extraordinary corporate transactions or material sale of the assets of Issuer, any change in the Board of Directors (except as may occur at the next annual meeting of

Issuer), any material change in Issuer's capitalization (except such as occurs as a result of the issuance of the B Notes and a related series of "A Notes" (defined and described in Item 5 below), dividend policy, business or corporate structure, any change in Issuer's certificate of incorporation or bylaws or other instruments which may impede an acquisition of control of Issuer, causing any class of Issuer's securities to be delisted or to become eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934 or any similar action. Notwithstanding the foregoing, Sissener and related parties continue to explore the sale of Warrants beneficially owned by Sissener and such related parties to purchase shares of Common Stock or the shares of Common Stock which may be purchased pursuant to such Warrants prior to the January 3, 1999 expiration date of such Warrants. Reference is made to Items 5 and 6 to this amendment.

  Nothing herein is intended to limit Industrier's right and ability to suggest to issuer a plan or proposal for any such action in the future and to exercise its voting rights in its discretion as holder of the Class B Common Stock of Issuer to elect a majority of the Issuer's directors.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.
            ------------------------------------

  (a) Industrier beneficially owns 9,500,000 shares of Common Stock which it may acquire upon conversion, on a share for share basis, of Class B Stock which it beneficially owns. Such beneficial ownership of Common Stock constitutes approximately 37.5% of the outstanding Common Stock (assuming conversion of the Class B Stock and the issuance of no shares of Common Stock pursuant to any outstanding Warrants or convertible securities of the Issuer).

  Sissener beneficially owns certain Warrants to purchase an aggregate of 1,383,004 shares of Common Stock, all of which are currently exercisable. The Warrants have an exercise price of $20.69 (subject to antidilution adjustment upon the occurrence of certain events) and expire, if not previously exercised, on January 3, 1999. The exercise price of the Warrants and the number of shares of Common Stock issuable on exercise of the Warrants was adjusted in September, 1997, as a result of the rights offering referred to in Amendment No. 2 to the
Schedule 13D.

  The Class B Notes acquired by Industrier are convertible into Class B Stock at a conversion price of $28.59375 per share upon the occurrence of certain events, including the conversion into Common Stock of at least 75% of the 5 3/4 Convertible Subordinated Notes due 2005 (the "A Notes") by the holders thereof, provided on such event the B Notes shall not be converted prior to April 6, 2001. The A Notes in a principal amount of $125,000,000 were issued by the Issuer on March 30, 1998, in a Rule 144A offering and up to $18,750,000 of A Notes are issuable upon exercise of an overallotment option. The A Notes are immediately convertible into Common Stock at a conversion price of $28.59375 per share. The B Notes are also convertible by a pledgee in the event of a default in the secured obligation or, after October 31, 1999, by a transferee of the B Notes or a portion thereof. Industrier does not beneficially own shares issuable on conversion of the B Notes, because the B Notes are not convertible within 60 days.

  (b) 8,226,562 of the shares of Issuer beneficially owned by Industrier are held of record by Wangs. However, Industrier possesses sole power to direct voting and disposition of such shares. Sissener possesses sole power of disposition as to the Warrants beneficially owned by him.

  (c) Industrier has effected no transactions in the Issuer's Common Stock during the past sixty days.

  (d) Except as set forth in the Pledge Agreements, no person other than Industrier has any right to receive or direct the receipt of dividends from, or the proceeds from any sale of, the shares of Class B Stock beneficially owned by Industrier or the common Stock issuable upon conversion thereof.

  (e)  Not applicable.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
            -------------------------------------------------------------
            RESPECT TO SECURITIES OF THE ISSUER.
            -----------------------------------

  Industrier is not a party or otherwise subject to any contract, arrangement, understanding or relationship with any person relating to any securities of the Issuer, except:

  (i) The Stock Subscription Agreement as amended, filed as Exhibit I to the
Schedule 13D, as originally filed, and Exhibit I to Amendment No. 2 to the
Schedule 13D;

  (ii) A Note Purchase Agreement dated March 5, 1998, as amended by Amendment No. 1 thereto dated March 25, 1998, filed as Exhibit IV to this amendment, under which Industrier purchased the B Notes. The provisions of such Exhibit IV are hereby incorporated herein by reference.

  (iii) A Control Agreement dated February 7, 1986, as amended from time to time (the "Control Agreement"), (filed as Exhibit III to the Schedule 13D as originally filed) which prohibits Industrier from selling or otherwise transferring any shares of Class B Stock prior to November 1, 1999 without the prior approval of Issuer's Board of Directors, except that up to 50% of such shares may be pledged pursuant to normal financing arrangements;

  (iv) A Warrant Agreement dated October 3, 1994, between Issuer and The First National Bank of

Boston (filed as Exhibit V to the Schedule 13D as originally filed) which sets forth the provisions of the Warrants to purchase shares of Common Stock beneficially owned by Sissener;

  (v) The Pledge Agreements described in Item 3 above and filed as Exhibits II and III to this Amendment. The provisions of such Exhibits are hereby herein incorporated by reference.

  (vi) The 1998 Loan Agreement described in Item 3 above and filed as Exhibit I to this Amendment. The provisions of such Exhibit I are hereby incorporated herein by reference.

  (vii) The B Notes, a form of which is filed as Exhibit V hereto. Reference is hereby made to Item 5. The provisions of such Exhibit V are hereby incorporated herein by reference.

ITEM 7.     MATERIALS TO BE FILED AS EXHIBITS:
            ---------------------------------

  Exhibit I         -   Loan Agreement dated March 30, 1998 (described in
                        Item 3)

  Exhibit II        -   Share Pledge Agreement dated March 30, 1998 (described
                        in Items 3 and 6)

  Exhibit III       -   Note Pledge Agreement dated March 30, 1998 (described in
                        Items 3 and 6)

  Exhibit IV        -   Note Purchase Agreement dated March 5, 1998, as amended
                        (described in Items 3 and 6)

  Exhibit V         -   Form of 5 3/4% Convertible (Class B) Subordinated B Note
                        due 2005 (described in Item 6)

                                   Signature
                                   ---------


  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  March 30, 1998


                                 A. L. Industrier AS



                                 By:/s/ Glen E. Hess
                                    ----------------
                                 Name:  Glen E. Hess
                                 Title:    Attorney-in-Fact
                                           As authorized attorney-in-fact

                                 EXHIBIT INDEX
                                       TO
                                AMENDMENT NO. 3
                                ---------------

 EXHIBIT NO.                               EXHIBIT NAME
------------                        ------------------------
Exhibit I     Loan Agreement dated March 30, 1998 (described in Item 3)

Exhibit II    Share Pledge Agreement dated March 30, 1998 (described in Items 3 and 6)

Exhibit III   Note Pledge Agreement dated March 30, 1998 (described in
              Items 3 and 6)

Exhibit IV Note Purchase Agreement dated March 5, 1998, as amended (described in Items 3 and 6)

Exhibit V     Form of 5 3/4 Convertible (Class B) Subordinated B Note due 2005
              (described in Item 6)